Exhibit 12.1

Covanta Holding Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2010		2009		2008	2007	2006
	(In thousands, except ratios)

Earnings as defined in Regulation S-K (1):
Income from continuing operations before income tax expense, equity in net income from unconsolidated investments	$56,501		$103,536		$170,914	$100,298	$96,571
Capitalized interest	(176)		(508)		(346)	—	—
Dividends from unconsolidated investments	5,005		1,036		1,873	580	875
Fixed Charges	134,393		122,060		128,779	147,484	180,314

Total Earnings	$195,723		$226,124		$301,220	$248,362	$277,760

Fixed Charges as defined in Regulation S-K (2):
Interest expense	$121,894		$106,944		$112,599	$130,679	$162,777
Capitalized interest	176		508		346	—	—
Imputed interest on operating leases	12,323		14,608		15,834	16,805	17,537

Total Fixed Charges	$134,393		$122,060		$128,779	$147,484	$180,314

Ratio of Earnings to Fixed Charges	1.46	x	1.85	x	2.34x	1.68x	1.54x

(1)	For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income before income tax expense and equity in net income from unconsolidated investments plus dividends from unconsolidated investments and fixed charges less capitalized interest.

(2)	For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense, capitalized interest and imputed interest for operating leases.